SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 1 March 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



March 1, 2004

The following press release was issued in Singapore at 0700 local time on March 1, 2004

BP to sell its stake in Singapore Refining Company to SPC BP and the Singapore Petroleum Company Limited (SPC) announced today (March 1, 2004) that they have reached conditional agreement for SPC to purchase BP's refining interests and one-third stake in Singapore Refining Company Private Limited (SRC) for
USD $140 million. The refining interests include BP's one-sixth equity interest in the Tanker Mooring Services Company Pte Ltd.

Subject to receiving the necessary approvals and consents, the parties anticipate completing the transaction by June 30, 2004.

SPC already owns a one-third share of the 285,000 bpd refinery, with the remaining one-third being owned by Caltex.

"SPC has been a long time strategic partner of BP in Singapore and we are pleased to have reached an agreement with them which we believe is of mutual benefit," said Mr William R. Bussing, BP's Manufacturing Director.

"This acquisition is a logical step for SPC to consolidate its asset base, strengthen its earnings capability and add to shareholders' value. With healthier refining margins, this acquisition is expected to enhance SPC's earnings," said Mr Choo Chiau Beng, SPC's chairman.

Notes to Editors:

   - BP is one of the world's largest energy companies, with global interests in more than 100 countries. It is a major producer of oil and gas and has substantial refining, retail, petrochemical and solar interests. The company employs more than 110,000 people worldwide.


   - BP in Singapore which first started business in 1964, will remain a knowledge hub for the region, hosting key functions such as Legal, Tax, Audit, and Digital Communications Technology, and will continue to play a key role in servicing BP's regional and global business interests.

Further information:

Mathew Yap, BP Asia Pacific

Tel: 6371 8709 Fax: 6371 8761

Lynda Goh, BP Asia Pacific
Tel: 6371 8758 Fax: 371 8761

Wendy Silcock, BP Press Office, London
Tel: +44 (0)207 496 4358

                                    - ENDS -


                                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)


Dated: 1 March 2004                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary